Thornburg Investment Trust 485BPOS

Exhibit 99(h)(13)

AMENDMENT TO AGREEMENT TO WAIVE FEES AND REIMBURSE EXPENSES

OF CERTAIN FUNDS OF THORNBURG INVESTMENT TRUST

This Amendment, dated effective as of March 8, 2023, (the “Amendment”), amends the Agreement to Waive Fees and Reimburse Expenses of Certain Funds of Thornburg Investment Trust, which was effective February 1, 2023 (the “Agreement”), between Thornburg Investment Trust (the “Trust”) and Thornburg Investment Management, Inc. (the “Advisor”).

WHEREAS, pursuant to the Agreement, the Advisor has agreed to waive certain fees or reimburse certain expenses of specific series of the Trust and classes of shares thereof, to the extent necessary to reduce the annualized operating expenses of those series and classes of shares (excluding certain categories of expenses described in the first sentence of paragraph 3 of the Agreement) to the percentage rates reflected in Schedule A of the Agreement; and

WHEREAS, the Advisor has agreed to waive, pay, or reimburse all fees and reduce all expenses of the Thornburg Emerging Markets Managed Account Fund and the Thornburg Municipal Managed Account Fund (the “SMA Funds”), excluding those categories of expenses described in paragraph 3 below;

NOW THEREFORE, in consideration of the mutual agreements herein contained, the Trust and the Advisor hereby agree to amend the Agreement as follows:

1.           Commencing on April 1, 2023, or on such later date as the SMA Funds commence business operations, Schedule A of the Agreement is revised to reflect the following new annualized operating expense levels for the Class I shares of each of the SMA Funds:

Fund and Share Class	Total Operating Expense

Thornburg Emerging Markets Managed Account Fund – Class I	0.00%

Thornburg Municipal Managed Account Fund – Class I	0.00%

2.           The Advisor’s obligation to waive, pay, or reimburse fees and expenses to the extent necessary to reduce the annualized operating expenses of the Class I shares of each such SMA Fund to the level set forth in Schedule A, as revised by Section 1 above, shall continue for as long as that SMA Fund remains in operation or the date upon which the Advisor ceases to be the investment advisor for such Fund, whichever occurs sooner.

3.           The Advisor’s obligation hereunder to waive, pay, or reimburse the fees and expenses of the Class I shares of each SMA Fund does not include any obligation to waive, pay, or reduce any of the following expenses to the extent they are incurred by such SMA Fund: taxes; interest expenses; brokerage commissions; expenses said to have been incurred indirectly by other investment companies in which such SMA Fund invests, including any such expenses which should be identified in the fee and expense tables of the relevant SMA Fund’s current prospectuses under the line item labeled “Acquired Fund Fees and Expenses;” expenses incurred by such SMA Fund in respect of any short sale transactions, such as dividends and interest paid by the SMA Fund in respect of securities that are borrowed in the short sale; and extraordinary expenses such as litigation costs or any contingency fees paid to third party vendors out of the proceeds of tax reclaims recovered by such SMA Fund.

4.           Except as specifically amended hereby, all other terms and conditions of the Agreement shall remain in full force and effect.

THORNBURG INVESTMENT MANAGEMENT, INC.		THORNBURG INVESTMENT TRUST

By:	/s/ Nimish S. Bhatt	By:	Curtis Holloway

Print Name:	Nimish S. Bhatt	Print Name:	Curtis Holloway

Title:	Chief Financial Officer	Title:	Treasurer

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